January 24, 2007

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Mr. Dave Irving

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

AMVESCAP PLC

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

FILE NUMBER: 1-13908

Dear Mr. Irving:

This letter sets forth the responses of AMVESCAP PLC (the “Company”) to your comment letter, dated January 9, 2007, relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on June 23, 2006.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding its Form 20-F. Enclosed as well are two hard copies of the Company’s response letter.

We have included your original questions in italics in addition to providing our responses.

January 24, 2007

Mr. Dave Irving

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 3 – Key Information

Selected Financial Data, page 2

1.	We have reviewed your response to prior comment 1 from our letter dated September 26, 2006 and have the following additional comment regarding your presentations of operating profit before restructuring charge and regulatory settlement.

Paragraph BC13 of IAS 1 states that “The Board recognizes that an entity may elect to disclose the results of operating activities, or a similar line item, even though this term is not defined. In such cases, the Board notes that the entity should ensure the amount disclosed is representative of activities that would normally be considered to be ‘operating’. In the Board’s view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice.”

By reporting the restructuring charge and U.S. regulatory settlement in operating expenses and thereby a component of operating profit on the face of the income statement, you have represented that you consider those items to be operating in nature. As a result, based on the information in paragraph BC13 of IAS 1, these measures would not appear to be expressly permitted under IFRS. Accordingly, these measures would appear to be non-GAAP measures under Item 10(e) of Regulation S-K.

Therefore, please provide us with the following information as it relates to each measure. Refer to Question #8 from the SEC Staff Views on Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 available on our website at www.sec.gov:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

January 24, 2007

Mr. Dave Irving

Response to Comment 1

Set forth below are our responses to the Staff’s Comment 1. In light of the continued uncertainty in the marketplace regarding various measures presented in annual reports of foreign private issuers and whether such measures constitute non-GAAP financial measures, we will include similar disclosure in future filings with the Commission.

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

In evaluating the performance of the business for internal reporting and analysis, management excludes the effect of any one-time, non-recurring items which are unusual due to their size or incidence so that the underlying results and performance of the Company can be compared against both budgeted/forecasted results and historical results. The Company had no such unusual, non-recurring items in the year ended December 31, 2006; however, the 2005 restructuring charge and the 2004 U.S. regulatory settlement charge are examples of items that are unusual due both to their size and incidence and which are accordingly excluded from the calculation of operating profit for internal presentation and analysis. These were significant items, the impact of which was quantifiable and distinct from the regular business operations of the Company, and they were therefore disclosed separately. Excluding these items from operating profit allows management to analyze operating profit including all relevant recurring items, using equivalent operating metrics from year-to-year. Management believes that the inclusion of these items in operating profit would potentially mask underlying trends, thereby materially adversely affecting management’s ability to conduct or accurately evaluate its business.

•	The economic substance behind management’s decision to use such a measure.

Excluding these two discrete one-time, non-recurring items from operating metrics for 2005 and 2004 used in management’s regular evaluation of the business is fundamental to understanding the regular business cost streams for long-term planning — future forecasting and budgeting. This is the economic substance behind management’s decision to exclude these one-time, non-recurring measures from its operating profit discussion and analysis. Including these costs within our analysis of operating profit would inflate our expense bases, which would impair our ability to forecast future cost levels. Management uses operating profit exclusive of one-time, non-recurring items for performance and cash flow monitoring and planning purposes. It is an important tool in assigning management accountability for various financial targets.

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

The significant limitation associated with excluding the 2005 restructuring charge and the 2004 U.S. regulatory settlement charge from operating profit is that it results in measures that differ from operating profit as presented in the financial statements for those years, creating a need to reconcile to those established measures and further to the linkage of the cash flow statements to

January 24, 2007

Mr. Dave Irving

the income statements. The analysis of profitability before these one-time, non-recurring items must be followed with an analysis of the cash flow statements, which indicate that cash payments have been/are being made related to the one-time, non-recurring items.

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure.

The Company compensates for this limitation by preparing reconciliations to the more established measures and also detailed cash flow statements inclusive of items related to the restructuring and to the U.S. regulatory settlement.

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Management uses operating profit exclusive of one-time, non-recurring items as a performance and cash flow metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. Thus, the presentation of this metric is critical to investors’ understanding of management’s operating and investment decisions. In addition, the metric is important to allow management, investors and securities analysts to evaluate our profitability on a year-by-year basis and to make performance trend comparisons between us and our competitors. If significant one-time, non-recurring items were not properly excluded from our analysis of operating profit and separately discussed, investors would not be able to evaluate our business on a comparative basis year over year using comparable operating measures. Securities analysts who follow the Company regularly inquire about the existence of such metrics during our investor calls in order to allow for the impact of such items in assessing the future prospects of the Company. Peer companies in the United Kingdom, who also report their financial statements using IFRS, present information in a similar fashion when such items arise.

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-6

2.	We are still considering your response to our prior comment 6. We may have further comments.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment.

January 24, 2007

Mr. Dave Irving

Note 30. Reconciliation to U.S. Accounting Principles, F-41

3.	Please revise your future filings to disclose that ‘Earnings per share before restructuring charge and U.S. regulatory settlement’ are non-GAAP measures that are not permissible under US GAAP.

Response to Comment 3

The Company will add the requested disclosures to its future filings with the SEC.

*        *        *

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970, or Matthew E. Kaplan of Debevoise & Plimpton LLP, at (212) 909-7334.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP

Debevoise & Plimpton LLP

Matthew E. Kaplan